September 25, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (310) 827-0600

Ms. Jan Wallace, Chief Executive Officer
Secured Diversified Investment, Ltd.
5030 Campus Drive
Newport Beach, CA   92660

RE: Secured Diversified Investment, Ltd.
File No. 000-30653
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Ms. Wallace:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Note 3 Significant Accounting Policies

Investments, page F-8

1.	The note indicates that you used the consolidated method of accounting for investments in companies in which your interest is 50% or more. Please, explain to us your basis in GAAP for consolidating companies in which you have a 50% interest (i.e., no majority ownership) and clarify your consolidation policy.

2.	 Please refer to the disclosure in the last two paragraphs on page F-9 relating to your 25% and 33.3% interest in the properties described therein. Please address the following comments:

   - Tell us how you account for your investment in the referenced properties, including where in the financial statements you reported them, and refer us to the GAAP literature that supports this policy.
   - With respect to your 25% Tenant-in-Common interest in the property located in Paradise Valley, AZ, please tell us how you paid for this investment.
   - Given that, as you states in the note, these properties do not contribute to the income or expense stream of the company, explain how you evaluate these investments for impairment.

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Financial Statements

3.	It appears that the disclosure relating to net loss per share in the statements of operations and the information in the stockholders' equity section of the Forms 10-QSB have not been retroactively restated for the 2006 reverse stock split and other changes in capital structure disclosed in your 2006 Form 10-KSB. Please revise or advise.

Management Discussion and Analysis

Campus Drive Office Building, page 6

4.	We note your disclosure relating to the failed attempts to sell, and your financial inability to carry, this property. Please explain to us how you considered these circumstances and others described in this section in your assessment of impairment of this property.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,
.

Sincerely,

Cicely L. LaMothe
Branch Chief